SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Quintana Energy Services Inc.

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

74875T 10 3

(CUSIP Number)

Max L. Bouthillette

Executive Vice President, General Counsel, Chief Compliance Officer and

Corporate Secretary

1415 Louisiana Street, Suite 2900

Houston, Texas 77002

Tel: (832) 518-4094

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Capital Group, L.P. 86-1172016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,459,524 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Capital Group, L.P. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Consists of 5,345,505 shares of common stock for which Quintana Energy Partners—QES Holdings, L.L.C. is the record owner, 795,018 shares of common stock for which Quintana Energy Fund—FI, LP is the record owner, and 319,001 shares of common stock for which Quintana Energy Fund—TE, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP is Quintana Capital Group, L.P. Quintana Capital Group, L.P. may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—TE, LP and Quintana Energy Fund –FI, LP.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Capital Group GP Ltd. 86-1172015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,459,524 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Capital Group GP Ltd. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Consists of 5,345,505 shares of common stock for which Quintana Energy Partners—QES Holdings, L.L.C. is the record owner, 795,018 shares of common stock for which Quintana Energy Fund—FI, LP is the record owner, and 319,001 shares of common stock for which Quintana Energy Fund—TE, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—TE, LP and Quintana Energy Fund –FI, LP.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Partners, L.P. 86-1172018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 5,345,505 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Energy Partners, L.P. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Quintana Energy Partners—QES Holdings, L.L.C. is the record owner of these shares. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. and may be deemed to have beneficial ownership of the shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Fund—FI, LP 03-0604623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 795,018 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Energy Fund—FI, LP may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Quintana Energy Fund—FI, LP is the record owner of these shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Fund—TE, LP 03-0604624
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 319,001 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Energy Fund—TE, LP may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Quintana Energy Fund—TE, LP is the record owner of these shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Partners—QES Holdings, L.L.C. 82-4267266
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 5,345,505 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Energy Partners—QES Holdings, L.L.C. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Quintana Energy Partners—QES Holdings L.L.C. is the record owner of these shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS QEP Management Co., LP 86-1172021
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 100,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which QEP Management Co., LP may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	QEP Management Co., LP is the record owner of these shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS QEP Management Co. GP, LLC 86-1172020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 100,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which QEP Management Co. GP, LLC may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	QEP Management Co., LP is the record owner of these shares. QEP Management Co. GP, LLC is the general partner of QEP Management Co., LP and therefore may be deemed to beneficially own these shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Robertson QES Investment LLC 81-4676115
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 2,886,041 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Robertson QES Investment LLC may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Robertson QES Investment LLC is the record owner of these shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Corbin J. Robertson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 111,825 shares
	8	SHARED VOTING POWER (2) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER (1) 111,825 shares
	10	SHARED DISPOSITIVE POWER (3)(4)(5) 9,445,565 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (2) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (6) 76.3%
14	TYPE OF REPORTING PERSON IN

(1)	These shares are directly held by Corbin J. Robertson, Jr.
(2)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Corbin J. Robertson, Jr. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(3)	Includes 5,345,505 shares of common stock for which Quintana Energy Partners—QES Holdings, L.L.C. is the record owner, 795,018 shares of common stock for which Quintana Energy Fund—FI, LP is the record owner, and 319,001 shares of common stock for which Quintana Energy Fund—TE, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners—QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund—FI, LP and Quintana Energy Fund—TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners—QES Holdings, L.L.C., Quintana Energy Fund—TE, LP and Quintana Energy Fund –FI, LP. Corbin J. Robertson, Jr. is a member of the board of directors of Quintana Capital Group GP Ltd. and may be deemed to beneficially own these shares due to his additional rights regarding the management of Quintana Capital Group GP Ltd.
(4)	QEP Management Co., LP is the record owner of 100,000 of these shares. QEP Management Co. GP, LLC, the general partner of QEP Management Co., LP, may also be deemed to be the beneficial owner of these shares. Corbin J. Robertson, Jr. is a member of the board of directors of QEP Management Co. GP, LLC and may be deemed to beneficially own these shares due to his additional rights regarding the management of QEP Management Co. GP LLC.
(5)	Robertson QES Investment LLC is the record owner of 2,886,041 of these shares. As the sole manager of Robertson QES Investment LLC, Corbin J. Robertson Jr. may be deemed to beneficially own these shares.
(6)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 9,494,306 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Archer Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Assets UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 9,494,306 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Archer Assets UK Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) Archer Well Company Inc. 26-2480765
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 9,494,306 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON CO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Archer Well Company Inc. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Holdco LLC 32-0528346
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 9,494,306 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Archer Holdco LLC may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Archer Holdco LLC is the record owner of these shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS John Fredriksen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,602,688 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which John Fredriksen may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Geveran Investments Limited is the record owner of 4,602,688 of these shares. Famatown Finance Limited is the record owner of 2,000,000 of these shares. Geveran Investments Limited and Famatown Finance Limited are wholly-owned subsidiaries of Greenwich Holdings Limited. C.K. Limited is the trustee of various trusts established by Mr. Fredriksen for the benefit of his immediate family, which trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Geveran Investments Limited and Famatown Finance Limited. Mr. Fredriksen may be deemed to beneficially own these 6,602,688 shares through his indirect influence over Geveran Investments Limited, Famatown Finance Limited, and Greenwich Holdings Limited. Mr. Fredriksen disclaims beneficial ownership of these 6,602,688 shares except to the extent of his voting and dispositive interest in such shares. Mr. Fredriksen has no pecuniary interest in these 6,602,688 shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS C.K. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,602,688 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which C.K. Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Geveran Investments Limited is the record owner of 4,602,688 of these shares. Famatown Finance Limited is the record owners of 2,000,000 of these shares. Geveran Investments Limited and Famatown Finance Limited are wholly-owned subsidiaries of Greenwich Holdings Limited. C.K. Limited is the trustee of various trusts established by Mr. Fredriksen for the benefit of his immediate family, which trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Geveran Investments Limited and Famatown Finance Limited. As such, C.K. Limited may be deemed to beneficially own these 6,602,688 shares that Geveran Investments Limited and Famatown Finance Limited beneficially own.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Greenwich Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,602,688 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Greenwich Holdings Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Geveran Investments Limited is the record owner of 4,602,688 of these shares. Famatown Finance Limited is the record owners of 2,000,000 of these shares. Geveran Investments Limited and Famatown Finance Limited are wholly-owned subsidiaries of Greenwich Holdings Limited.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Famatown Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 2,000,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Famatown Finance Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Famatown Finance Limited is the record owner of these shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Geveran Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 4,602,688 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Geveran Investments Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.
(2)	Geveran Investments Limited is the record owner of these shares.
(3)	Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Quintana Energy Services Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on February 26, 2018, by Quintana Capital Group, L.P. (“Quintana Capital”), Quintana Capital Group GP Ltd. (“Quintana Capital GP”), Quintana Energy Fund—FI, LP (“QES FI Fund”), Quintana Energy Fund—TE, LP (“QES TE Fund”), Quintana Energy Partners, L.P. (“QEP”), Quintana Energy Partners—QES Holdings, L.L.C. (“QEP Holdings”), QEP Management Co., LP (“QEP Management”), QEP Management Co. GP, LLC (“QEP Management GP”), Robertson QES Investment LLC (“Robertson QES”), Corbin J. Robertson, Jr. (“Mr. Robertson”), Archer Limited (“Archer Limited”), Archer Assets UK Limited (“Archer UK”), Archer Well Company Inc. (“Archer Well”), Archer Holdco LLC (“Archer Holdco”), John Fredriksen (“Mr. Fredriksen”), C.K. Limited (“C.K. Limited”), Greenwich Holdings Limited (“Greenwich”), Famatown Finance Limited (“Famatown”) and Geveran Investments Limited (“Geveran Investments” and, together with Quintana Capital, Quintana Capital GP, QES FI Fund, QES TE Fund, QEP, QEP Holdings, QEP Management, QEP Management GP, Robertson QES, Mr. Robertson, Archer Limited, Archer UK, Archer Well, Archer Holdco, Mr. Fredriksen, C.K. Limited, Greenwich and Famatown, each a “Reporting Person” and collectively, the “Reporting Persons”).

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

On March 29, 2018 the Issuer filed its Form 10-K for the year ended December 31, 2017, which disclosed that the amount of Common Stock issued and outstanding of the Issuer equals 33,630,934 shares of Common Stock. The increase in Common Stock outstanding resulted in a decrease in the percentage ownership of the Common Stock beneficially owned by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Sub-Item (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Based on the 33,630,934 shares of the Issuer’s common stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018, the shares of Common Stock held by the Reporting Persons constitute 76.3% of the outstanding shares of Common Stock of the Issuer.

The Reporting Persons may constitute a “group” for purposes of Rule 13d-5 under the Act with respect to their respective beneficial ownership of the shares of Common Stock at the time of the applicable event requiring disclosure in this Schedule 13D. Pursuant to Rule 13d-5(b)(1) under the Act, if the Reporting Persons constitute such a group, the Reporting Persons would be deemed to have beneficial ownership of all equity securities of the Issuer beneficially owned by any of such Reporting Persons. Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	QUINTANA CAPITAL GROUP, L.P.

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	QUINTANA CAPITAL GROUP GP LTD.

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	QUINTANA ENERGY FUND—FI, LP

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	QUINTANA ENERGY FUND—TE, LP

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	QUINTANA ENERGY PARTNERS, L.P.

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	QUINTANA ENERGY PARTNERS—QES HOLDINGS, L.L.C.

By: Quintana Energy Partners, L.P., its sole member

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	QEP MANAGEMENT CO., LP

By: QEP Management Co. GP, LLC, its general partner

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	QEP MANAGEMENT CO. GP, LLC

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	ROBERTSON QES INVESTMENT LLC

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Manager

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	CORBIN J. ROBERTSON, JR.

/s/ Corbin J. Robertson, Jr.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	ARCHER LIMITED

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	General Counsel

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	ARCHER ASSETS UK LIMITED

	By:	/s/ Robin Brice
	Name:	Robin Brice
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	ARCHER WELL COMPANY INC.

	By:	/s/ Robin Brice
	Name:	Robin Brice
	Title:	Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	ARCHER HOLDCO LLC

	By:	/s/ Robin Brice
	Name:	Robin Brice
	Title:	Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	JOHN FREDRIKSEN

/s/ John Fredriksen

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	FAMATOWN FINANCE LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2018	GEVERAN INVESTMENTS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director